SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”) held on June 24, 2019

1.           Date, Time and Place: On June 24, 2019, at 2:30 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.           Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting as identified below, therefore, the quorum of installation and approval was verified.

3.           Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mr. Marcelo Janson Angelini.

4.           Agenda: Discuss and deliberate on the ratification of the Company’s capital increase, within the limit of authorized capital, approved at the Board of Directors’ meeting held on April 15, 2019 due to the expiration of the term to exercise the preemptive right and the Company’s shareholders manifestation of interest in subscribing unsold shares.

5.           Resolutions: After discussing the matters of the agenda, the Company’s board members unanimously resolved on the following:

5.1.       Ratify the Company’s capital increase by subscribing and fully paying for twenty-six million, two hundred, seventy-three thousand, nine hundred and sixty-two (26,273,962) new common shares of which: (i) twelve million, one hundred, seventy thousand and thirty-five (12,170,035) common shares, subscribed and fully paid by shareholders who exercised the preemptive right at the price of five Reais and twelve centavos (R$5.12), in the total amount of sixty-two million, three hundred, ten thousand, five hundred, seventy-nine Reais and twenty centavos (R$62,310,579.20); and (ii) fourteen million, one hundred, three thousand, nine hundred and twenty-seven (14,103,927) common shares, subscribed and fully paid by shareholders who subscribed the unsold shares of the capital increase at the unit value of four Reais and ninety-six centavos (R$4.96), totaling sixty-nine million, nine hundred, fifty-five thousand, four hundred, seventy-seven Reais and ninety-two centavos (R$69,955,477.92).

5.2.       Due to the Capital Increase ratified herein, the Company’s capital stock increased from current two billion, five hundred, twenty-one million, three hundred, eighteen thousand, three hundred, sixty-five Reais and twenty-six centavos (R$ 2,521,318,365.26), divided into forty-four million, seven hundred, fifty-seven thousand, nine hundred and fourteen (44,757,914) non-par, registered, book-entry common shares to two billion, six hundred, fifty-three million, five hundred, eighty-four thousand, four hundred, twenty-two Reais and thirty-eight centavos (R$2,653,584,422.38), divided into seventy-one million, thirty-one thousand, eight hundred and seventy-six (71,031,876) non-par, registered, book-entry common shares, and total subscription amounted to one hundred, thirty-two million, two hundred, sixty-six thousand, fifty-seven Reais and twelve centavos (R$132,266,057.12).

5.3.       Authorize the Company’s board of executive officers to take all the measures referring to the capital increase, including the publication of a notice to shareholders containing information on the ratification approved herein.

6.           Closing: With no further matters to be discussed, these minutes were drawn up, approved and signed by all board members. Signatures (undersigned) Leo Julian Simpson, Chairman, Marcelo Janson Angelini, Secretary. Board members: Antonio Carlos Romanoski, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella, and Thomas Cornelius Azevedo Reichenheim.

Leo Julian Simpson Chairman	Marcelo Janson Angelini Secretary

Attending members of the Board of Directors:

Antonio Carlos Romanoski	Eduardo Larangeira Jácome

Leo Julian Simpson	Nelson Sequeiros Rodriguez Tanure

Roberto Luz Portella	Thomas Cornelius Azevedo Reichenheim

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 24, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer